SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

UTi Worldwide Inc.
(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

4.50% Convertible Senior Notes due 2019
(Title of Class of Securities)

90349LAB0
(CUSIP Number of Class of Securities)

Jørgen Møller
Commerce House Wickhams Cay 1 PO Box 3140 Road Town, Tortola British Virgin Islands VG1110 Tel: +1.284.852.1000	c/o UTi, Services, Inc. 100 Oceangate, Suite 1500 Long Beach, CA 90802 USA
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Michal Berkner
James A. McDonald
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
London E14 5DS
United Kingdom
Tel: +44.20.7519.7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$400,000,000	$40,280

(1)
Calculated solely for purposes of determining the filing fee. The purchase price of the 4.50% Convertible Senior Notes due 2019 (the “Notes”), as described herein, is 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the purchase date. As of January 26, 2016, there was $400,000,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $400,000,000.

(2)	The amount of the filing fee equals $100.70 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $40,280	Filing Party: UTi Worldwide Inc.
Form or Registration No.: Schedule TO	Date Filed: January 26, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by UTi Worldwide Inc. (the “Company”) on January 26, 2016 (as amended, the “Schedule TO”), relating to the Company’s Fundamental Change Company Notice and Offer to Repurchase dated January 26, 2016 (as it may be amended and supplemented from time to time, the “Fundamental Change Company Notice and Offer to Repurchase”), previously filed as Exhibit (a)(1) to the Schedule TO, which offer was made pursuant to the terms and conditions required by the Indenture, dated as of March 4, 2014 (the “Indenture,” and as amended, supplemented or otherwise modified from time to time, including by the First Supplemental Indenture, dated as of January 22, 2016 (the “First Supplemental Indenture”)), among the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”), relating to the 4.50% Convertible Senior Notes due 2019 (the “Notes”) of the Company. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO.

The information in the Fundamental Change Company Notice and Offer to Repurchase, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Schedule TO is intended to satisfy the requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Fundamental Change Company Notice and Offer to Repurchase.

Items 1-11. Summary Term Sheet.

The offer to repurchase the Notes, which commenced on January 26, 2016 expired at 5:00 p.m., New York City time, on February 24, 2016. The Company has been advised by Wells Fargo Bank N.A., in its capacity as depositary, that $225,862,000 aggregate principal amount of Notes was tendered and accepted for purchase pursuant to the Fundamental Change Repurchase Right prior to 5:00 p.m., New York City time, on February 24, 2016 and that $174,138,000 aggregate principal amount of the Notes remains outstanding (after giving effect to purchases effected pursuant to the Fundamental Change Repurchase Right). All validly tendered Notes have been accepted for purchase in accordance with the terms of the Fundamental Change Repurchase Right. The aggregate consideration for the accepted Notes of approximately $225,862,000 will be delivered promptly to the tendering holders. Pursuant to the terms of the Notes, accrued and unpaid interest will be paid separately to the holders of record as of February 15, 2016.

There were no conversions of Notes into cash equal to $489.69 per $1,000 principal amount of Notes during the Make-Whole Conversion Period.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)*	Fundamental Change Company Notice and Offer to Repurchase, dated January 26, 2016.

(a)(5)(i)*	Press Release, dated January 26, 2016.

(a)(5)(ii)*	Summary advertisement, as published in Investor’s Business Daily on January 26, 2016.

(b)	Not applicable.

(d)(1) †
Indenture, dated as of March 4, 2014, by and among UTi Worldwide Inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on March 4, 2014).

(d)(2) †
First Supplemental Indenture, dated as of January 22, 2016, by and among UTi Worldwide Inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on January 22, 2016).

(g)	Not applicable.

(h)	Not applicable.

†	Incorporated by reference as indicated.

*	Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UTi Worldwide Inc.

By:	/s/ Jørgen Møller
Jørgen Møller
Director

Dated: February 29, 2016

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)*	Fundamental Change Company Notice and Offer to Repurchase, dated January 26, 2016.

(a)(5)(i)*	Press Release, dated January 26, 2016.

(a)(5)(ii)*	Summary advertisement, as published in Investor’s Business Daily on January 26, 2016.

(b)	Not applicable.

(d)(1) †
Indenture, dated as of March 4, 2014, by and among UTi Worldwide Inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on March 4, 2014).

(d)(2) †
First Supplemental Indenture, dated as of January 22, 2016, by and among UTi Worldwide Inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on January 22, 2016).

(g)	Not applicable.

(h)	Not applicable.

†	Incorporated by reference as indicated.
*	Previously filed.